Exhibit 99.3

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:	(Won)	2,470,588	(Won)	2,057,446

Retained earnings (accumulated deficit) carried forward from prior years		59		(194,772)
Effect on valuation of securities using the equity method		(1,582)		—
Net income		2,472,111		2,252,218

APPROPRIATIONS:		2,470,493		2,057,387
Legal reserve		247,300		225,300
Voluntary reserve		994,900		1,646,500
Dividend		1,227,784		184,889
Other reserve		509		698

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	(Won)	95	(Won)	59